January 13 2009

Sent via Edgar Filing

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Patient Safety Technology Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarter ended September 30, 2008 File No. 1-09727

We have reviewed your comments letter dated December 11, 2008 and have prepared the required responses, they are listed below.  We understand there may be additional comments once your office has reviewed our responses.  We are in the process of preparing a S-1 Registration Statement and a Proxy and would request an expedited review if at all possible.

The Company acknowledges the following:

•	The Company and its management is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
PATIENT SAFETY TECHNOLOGIES, INC.

/s/ Mary Lay

Mary Lay
Interim Chief Financial Officer

RESPONSES TO COMMENT LETTER
SEC Comments are in italics and the Company responses are listed below each comment, non-italicized.

Form 10-K for the year ended December 31, 2007
Item 6.  Selected Financial Data, page 24

1.
We note that your liabilities and net assets as of December 31, 2007 presented in your selected financial data do not agree with your corresponding amounts reported on your audited balance sheet.  Revise your future filings accordingly or explain to us the nature of any differences.

Response:

We have noted the discrepancies between the liabilities and net assets as of December 31, 2007 presented in our selected financial data and the corresponding amounts reported on our audited balance sheet.  The liability and net assets amounts presented in the selected financial data amounts included in the Form 10-K did not reflect certain final adjustments that were included in the audited balance sheet.  We will revise our future filings accordingly to correct the selected financial data amounts presented as of December 31, 2007.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Critical Accounting Policies and Estimates, page 27
Valuation of Intangible Assets, page 28

2.
We note that intangible assets, including goodwill, comprise approximately 68% of your total assets at December 31, 2007.  Given the significance of your intangible assets, please revise your Management’s Discussion and Analysis in future filings to discuss any significant assumptions you used in your impairment analyses.  Discuss how you determined any significant assumptions you used in your impairment analyses.  Discuss how you determined those assumptions and how your intangible assets valuations may be impacted by any changes in your assumptions.

Response:

We acknowledge our intangible assets, including goodwill, comprise approximately 68% of our total assets at December 31, 2007.  We will revise our future filings to discuss any significant assumptions used in our impairment analysis.  We will also include a discussion on how we determine any significant assumptions used in the impairment analysis and how our intangible asset valuation may be impacted by any changes in our assumptions.

Amendment 1 to Form 10-K for the year ended December 31, 2007
Consolidated Balance Sheets, page 4

3.
We note you presentation of assets held for sale but we do not see where you have discussed the composition of the assets held for sale as of December 31, 2007 in the footnotes to your financial statements.  Please tell us and revise future filings to disclose the nature of any assets held for sale.

Response:

As discussed in Note 9 to the financial statements for the year ended December 31, 2007, at December 31, 2007, the Company had Assets held for sale in the amount of $405, 986, which consisted of two parcels of undeveloped land.  The real estate investments consisted of approximately 8.5 acres of undeveloped land in Heber Springs, Arkansas and 0.61 acres of undeveloped land in Springfield, Tennessee, which were originally recorded at their cost of $430,563 and market down to market, December 31, 2007.  These real estate investments met the “held for sale” criteria in accordance with SFAS 144 and were classified as such.

Statement of Cash Flows, page 6

4.
We note that you have classified changes related to your restricted cash, receivables from investments and marketable securities, net, as operating activities in your statements of cash flows.  Please explain to us the nature of these balances and why your classification of these cash flows as an operating activity is appropriate under SFAS 95.  Please revise future filings as appropriate.

Response:

The company accounts for cash flows in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) 95 and 102, which establishes standards for cash flow reporting.

We have noted below the nature of the balances reflected in the Statements of Cash Flow as restricted cash, receivables from investments and marketable securities, net included in our Form 10-K for the year ended December 31, 2007 and our rationale for the presentation of each of these items as cash flows from operating activities:

Restricted cash: The Statement of Cash Flows for the year ended December 31, 2005 includes $87,500 as cash flow from operating activities.  There are no similar amounts included in the Statements of Cash Flows for the years ended December 31, 2006 or 2007.  As discussed in Note 5 to the financial statements for the year ended December 31, 2007, this amount represents the purchase of a certificate of deposit that the Company acquired in connection with a facility lease security deposit.  We believe that the classification of this as a component of cash flows from operating activities is consistent with SFAS 95 which indicates that cash flows related to restricted cash and cash equivalents generally should be reported in the cash flows statement within the categories that they would be reported in if there were no restrictions.  In this case, since a cash security deposit would generally be reported as part of cash flows from operating activities, the restricted cash activity for the same purpose is similarly classified.

Receivables from investments: The Statement of Cash Flows for the year ended December 31, 2005 and 2006 includes approximately $934,000 in each year as cash flow from operating activities.  There are no similar amounts included in the Statements of Cash Flows for the years ended December 31, 2007.  These amounts relate primarily to the accrual of a receivable as of December 31, 2005 for additional proceeds that arose from certain contingency provisions relating to an investment that was sold by the Company during the period August 2003 through October 2004.  Since the Company did not become aware that it would be receiving additional proceeds as a result of the contingency provisions until subsequent to the filing of its financial statements for the year ended December 31, 2004, the Company was not able to accrue for this gain contingency in its 2004 financial statements.  Furthermore, as the sale of the underlying investment did not occur in 2005, and the Company did not became aware of the additional proceeds to be realized as a result of this contingency until 2005, the Company deemed it appropriate to record the increase in the receivable as of December 31, 2005 as a change in operating assets and liabilities in the cash flows from operating activities of the Statement of Cash Flows for that year, since the actual investment activity had occurred in a prior period.  The activity shown on this line item on the Statement of Cash Flows for the year ended December 31, 2006 represents only the collection of the receivable accrued as of December 31, 2005 and, as such, the classification of this activity as a component of cash flows from operating activities is appropriate.

Marketable securities, net: The Statement of Cash Flows for the year ended December 31, 2005 and 2006 includes approximately $2.4 million and $809,000, respectively, as cash flow from operating activities.  There are no similar amounts included in the Statements of Cash Flows for the years ended December 31, 2007.  This activity represents changes in marketable securities balances for each respective period that had been classified by the Company as trading securities.  This classification is consistent with guidance included in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, which states that cash flows from purchases, sales and maturities of trading securities should be classified as cash flows from operating activities in the Statement of Cash Flows.

Note 3, Summary of Significant Accounting Policies, page 9
Revenue Recognition, page 12

5.	We note that revenues from the Safety-Sponge System are recorded upon shipment. Please revise future filings to explain the following:

•
Explain to us and revise future filings to disclose how you apply the criteria of SAB 104 to your revenue generating transactions of SurgiCount, including why shipment is the appropriate time to recognize revenues.

•
If any of your sales are accounted for on a multiple element basis, including for example, the hardware related to the Safety-Sponge system, tell us and revise your future filings to describe how you considered EITF 00-21 when recognizing revenue.

Response:

The Company, through our Surgicount subsidiary, generates revenue primarily from sales of its Safety-Sponge System (the “System”).  This system includes hardware, consisting of a hand-held scanner, proprietary software which is installed in the scanner prior to delivery, a one-year maintenance agreement and disposable surgical sponges. At the customer’s option, the maintenance agreement can be extended for two additional years.  Revenue related to the sales of the hardware and software is recognized in accordance with AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition (SOP 97-2”).  Revenues related to the sales of surgical sponges, which are sold separately, are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 (together, “SAB 104”). In accordance with both SOP 97-2 and SAB 104, revenue is recognized when the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred, and risk of loss has passed; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.

Based on our review of EITF 00-21, we believe that following the guidance outlined in SOP 97-2 as described below, is appropriate for the accounting for this multiple-element arrangement.  Future filings will be revised to incorporate a more detailed description of our revenue recognition policies.

Hardware, Software and Maintenance Agreement Revenues:

As the software included in the scanner is not incidental to the product being sold, the sale of the software falls within the scope of SOP 97-2.  The scanner is considered to be a software-related element, as defined in SOP 97-2, since the software is essential to the functionality of the scanner, and the maintenance agreement, which provides for product support including unspecified product upgrades and enhancements developed by the Company during the period covered by the agreement is considered to be post-contract customer support (“PCS”) as defined in SOP 97-2.  These items are considered to be separate deliverables within a multiple-element arrangement, and accordingly, the total price of this arrangement is allocated to each respective deliverable, and recognized as revenue as each element is delivered. For the hardware and software elements, delivery is generally considered to be at the time of shipment where terms are FOB shipping point.  In the event that terms of the sale are FOB customer, the delivery is considered to occur at the time that delivery to the customer has been completed.  Delivery with respect to the initial one-year maintenance agreement is considered to occur on a monthly basis over the term of the one year period, and revenues related to this element are recognized on a pro-rata basis during this period.

Surgical Sponge Revenues:

As the disposable surgical sponges are sold separately from the hardware and software described above, the sponges are not considered to be part of a multiple-element arrangement.  Accordingly, revenues related to the sale of sponges are recognized in accordance with SAB 104.  Generally revenues from the sale of sponges are recognized upon shipment as most sponge sales are sold FOB shipping point.  In the event that terms of the sale are FOB customer, revenue is recognized at the time delivery to the customer has been completed.

Earnings per Common Share, page 13

6.
Please revise future filings to disclose the number of securities that could potentially dilute EPS in the future but were specifically excluded because to do so would have been anti-dilutive.  Refer to paragraph 40© of SFAS 128.

Response:

We will revise future filings to disclosure the number of securities that could potentially dilute Earnings Per Share that were excluded in the current calculations and disclosure because they were considered anti-dilutive

Note 7.  Acquisitions, page 16

7.
We note the fair value of the patents acquired was determined by an independent appraisal.  While in future filings management may elect to take full responsibility for the valuation, if you elect to continue to refer to the independent valuation firm, you may be required to include a consent from the independent valuation firm as an exhibit to any future registration statements.  Refer to Compliance and Disclosure Interpretation 141.02. available on our website at hppt://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

In our future filings, the Company will take full responsibility for the valuation of our patients acquired and will refrain from referring to the independent third party appraisal.

Note 9 – Long-Term Investments and Assets Held for Sale, page 19

8.
We note your disclosure that Alacra Corporation is classified as an available for sale investment.  Further we note your disclosures on page 27 of your MD&A, which indicates that your investment in Alacra is considered non-marketable equity.  Please address the following:

o
Please tell us and revise your future filings to clearly and consistently disclose your accounting policy with respect to your Alacra investment.  Clearly disclose whether you are accounting for your investment as an available for sale security under SFAS 115 or as a cost method investment.

o	Revise future filings to disclose your methodology and any significant assumptions you used in determining the value of your Alacra investment.

Response:

The disclosure noted in our MD&A that our equity investment in Alacra is non-marketable is correct, and as such, this investment does not have a readily determinable fair value.  Accordingly, this investment should be described as a cost method investment, and not as an available for sale investment pursuant to SFAS 115.  We will revise our future filings to clearly and consistently describe this investment and our accounting policy related to it.

Note 12.  Equity Transactions, page 24

9.
We note that you entered in a subscription agreement with A Plus in which you sold 800,000 shares of common stock and 300,000 warrants for $500,000.  We also note that you received $500,000 in product from A Plus. Please tell us and revise future filings to clearly disclose how you accounted for these transactions.  Clarify if you were required to make any payments to A Plus for the product received.  Cite any authoritative literature upon which are relying.

Response:

On January 29, 2007, the Company entered into a subscription agreement with A Plus, pursuant to which the Company sold to A Plus 800,000 shares of its common stock and warrants to purchase an additional 300,000 shares of its common stock.  The Company received gross proceeds of $500,000 in cash and during the year ended December 31, 2007, received $500,000 in product.  The warrants have a term of five (5) years and an exercise price equal to $2.00 per share.

Based on our analysis of the warrants issued in connection with this transaction pursuant to EITF 00-19, we determined that equity classification of the warrants was appropriate, and as such, we accounted for the transaction with a credit to common stock and additional paid in capital for a total of $1,000,000 and debits to cash and prepaid expenses for the $500,000 each.  As product was received, the invoice amount was credited against the previously recorded prepaid expense.  The Company was not required to make any additional payments on the procurement of the product received against the $500,000 credit.

Note 17.  Income Taxes, page 29

10.	We note that you removed your deferred tax assets and corresponding valuation allowance related to your net operating losses pending a Section 382 analysis. Please address the following:

•	Explain to us the event or events that triggered your Section 382 analysis and provide us with an update as to the status of your Section 382 analysis.

•
Explain to us how your current presentation of deferred tax assets complies with paragraphs 43(b) and (c) of SFAS 109.  In this regard, notwithstanding the uncertainty regarding the Section 382 analysis, explain why you believe it is appropriate to present no deferred tax assets or offsetting valuation allowances for your net operating loss carryforwards.  Revise future filings as necessary.

Response:

•
There was no specific event that triggered a Section 382 analysis; the analysis was triggered due to the implementation of  FASB Interpretation Number 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 requires the evaluation of the Company's tax positions.  Generally, for purposes of FIN 48, the term tax position means a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.  The Company plans to complete a Section 382 analysis regarding the limitation to determine whether it is more likely than not that the NOL's will not be subject to limitation.  To date, the Company has not begun its Section 382 analysis.

The Company has accrued a significant amount of Federal and state net operating losses ("NOL's").  In the event the Company has a Federal or state income tax liability, all or a portion of such liability may be offset with the use of accrued NOL's.  Because the NOL's represents a position that may be taken in a future tax return and is reflected in measuring current and deferred income tax assets, such position constitutes a tax position.  Internal Revenue Code ("IRC") Section 382 limits the amount of the NOL a company may use if the company has experienced an ownership change (as defined by IRC Section 382 and the Treasury Regulations related thereto).

For a tax position to be recognized for financial statement purposes, FIN 48 requires that such position meet the more likely than not threshold (i.e., greater than 50 percent likelihood that the position will be sustained upon examination). Currently, the Company does not have contemporaneous documentation to support whether a limitation under IRC Section 382 has been triggered.

•
The Company has determined that without a separate Section 382 analysis, the deferred tax assets for operating loss carryforwards cannot be measured with accuracy.  According to FIN 48, paragraph 6, an enterprise shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. In FIN 48, paragraph B15, FASB recognized that a tax position could result in or affect the measurement of a current or deferred tax asset or liability.  In adopting the benefit recognition approach, FASB noted that the specified confidence level (more likely than not) is a precondition for recognition, effectively requiring a level of analysis before the Company can comply with paragraph 43(b) of FAS 109.  Because the Company does not have contemporaneous documentation that meets this recognition threshold, the effects of the tax position may not be recognized on the financial statements.  As such, the Company concluded that it is appropriate to present no deferred tax asset related to operating loss carryforwards.  Additionally, no offsetting valuation allowance was presented in the financial statements related thereto.

Once the Company completes its Section 382 analysis, the Company will present such amount as a deferred tax asset and reduce such deferred tax asset by a valuation allowance should such an allowance be appropriate at that time.

Note 19.  Segment Reporting, page 32

11.	Please revise future filings to make any enterprise wide disclosures required by paragraphs 37-39 of SFAS 131.

Response:

We will revise future filings to make any enterprise wide disclosures required by SFAS 131, paragraphs 37-39.

Exhibit 31.1

12.
We note that the certification filed as Exhibit 31.1 does not include all of the introductory language in paragraph 4 or the language required by paragraph 4(b) of item 601(b)(31) of Regulation S-K.  Accordingly, please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response:

Exhibit 31.1 will be refiled on Form 10-K/A, Amendment No. 2 within the next day.  Since the original filing of Form 10-K for fiscal year 2007, there has been a change in management and the certification has been made on Exhibit 31.1, Certification of Chief Executive Officer and Exhibit 31.2, Certification of Chief Financial Officer.  The amended certifications will include the required language in paragraph 4 and will include a cover page, explanatory note, signature pages and paragraphs 1, 2, 3, 4, and 5 of the certification.

Form 10-Q for the quarter ended September 30, 2008
Note 11.  Warrants and Warrant Derivative Liability, page 13

13.
We note that you concluded under EITF 00-19 that the fair value of 1.3 million warrants needed to be reclassified from shareholders to derivative liability.  Please tell us and revise future filing to disclose all material terms of the warrants, including the specific provisions that led to your conclusion that the warrants should be classified as a derivative liability in accordance with EITF 00-19.

Response:

The material terms of the 1.3 million warrants reclassified from shareholders’ equity to derivative liability during the quarter ended September 30, 2008 are as follows:

Term:
Exercise Price
Others?

The reclassification of these warrants was necessary as the Company determined that on a fully diluted basis, it did not have enough currently authorized and unissued shares of stock to settle the warrant contracts.  Accordingly, it was deemed that share settlement was not within the control of the Company, and as such, liability classification was required   Future filings will be revised to include the material terms of the warrants and the specific provisions that led to our conclusion that the warrants should be classified as a derivative liability in accordance with EITF 000-19.

Note 12.  Fair Value Measurements, page 13

14.	If material please revise future filing to provide the disclosures required by SFAS 157 for your cash equivalents.

Response:

As of September 30, 2008 the fair value measurements pertaining to cash equivalents was not material.  In our future filings we will include the required disclosures under SFAS 157 for any material cash equivalents included in our financial statements.